Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com Kyle Whiteman Kyle.Whiteman@dechert.com +1 215 994 2168 Direct +1 215 994 2222 Fax

March 10, 2023

VIA EDGAR CORRESPONDENCE

Melissa McDonough

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:   abrdn ETFs (SEC File 811-22986) (the “Registrant”)

Dear Ms. McDonough:

We are writing in response to comments you provided telephonically on behalf of the Securities and Exchange Commission (the “SEC”) staff (the “Staff”) to Robert Hepp, Brian Kordeck and Katie Gebauer of abrdn Inc., Jonathan Blaha of Dechert LLP and me on February 17, 2023 with respect to the annual reports for the series of the Registrant (the “Funds”) for the period ended December 31, 2021, filed on Form N-CSR on March 10, 2022 (the “Annual Report”) and Form N-CEN on March 15, 2022, as amended on May 4, 2022. On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter. To the extent not otherwise defined herein, capitalized terms have the meanings attributed to such terms in the Annual Report or the Registrant’s Registration Statements, as applicable.

Comment 1:	With respect to note 4 to the Notes to Consolidated Financial Statements – Transactions with Related Parties, Investment Advisory Fees – the Staff notes with respect to the following disclosure “Pursuant to the Investment Advisory Agreement, the Advisor has agreed to pay all expenses of the Funds, including the fees payable to the Sub-Advisor, except for:…(iii) counsel to the Trustees of the Trust who are not officers, directors/trustees, partners or employees of the Adviser or its affiliates (the “Independent Trustees”)”, it appears that disclosure is missing regarding this item. Please confirm in correspondence if disclosure is missing with respect to this item.

March 10, 2023 Page 2

Response:	The Registrant confirms that disclosure was missing with respect to the item noted. The item should have disclosed the following, consistent with disclosure in the Funds’ registration statement: “(iii) fees of counsel to the Trustees of the Trust who are not officers, directors/trustees, partners or employees of the Advisor or its affiliates (the “Independent Trustees”)” (revisions in bold). The Registrant will revise this disclosure in future annual report filings to include this omitted language.

Comment 2:	With respect to note 4 to the Notes to Consolidated Financial Statements – Transactions with Related Parties, Investment Advisory Fees – the Staff notes that the disclosure with respect to the advisory fee and advisory fee waiver does not appear to be consistent with disclosure of the advisory fee and relevant advisory fee waiver elsewhere in the Annual Report. Please review the disclosure with respect to the computation of the advisory fee and advisory fee waiver to ensure that the disclosure is consistent with relevant disclosure elsewhere in the Annual Report.

Response:	The Registrant notes that the waiver of advisory fees for each Fund is equal to the amount of fees received by the Advisor from such Fund’s Subsidiary. The advisory fee for the Subsidiary is calculated as the average net assets of the Subsidiary multiplied by the advisory fee rate. The same advisory fee is charged to both the Fund and the Subsidiary. However, the wholly owned Subsidiary is included in the assets of the relevant Fund. Therefore, the advisory fee would technically be calculated on the assets in each Fund’s Subsidiary twice – once on a stand-alone basis for the Subsidiary itself and again with the advisory fee calculation of the Fund. The waiver is in place to ensure the advisory fee is not being charged twice on the same assets. The Registrant’s response is similar to the response previously given to similar comments from the Staff with respect to this disclosure.[1]

1	See Letter from Lucia Sitar to Christina DiAngelo Fettig, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Registrant’s N-CEN and N-CSR with respect to the fiscal year ended December 31, 2019, at comments 12 and 13 (January 29, 2021).

March 10, 2023 Page 3

Comment 3:	With respect to the Report of Independent Registered Public Accounting Firm, the Staff noted that the Opinion on the Financial Statements (the “Opinion”) provided by the Funds’ independent registered public accounting firm did not reference the Funds’ “consolidated schedules of portfolio investments” (emphasis added). Please consider refiling the Annual Report to include a revised Opinion that references the consolidated schedules of portfolio investments.

Response:	The Registrant notes that the Opinion refers to the Funds’ independent registered public accounting firm as having “audited the accompanying consolidated statements of assets and liabilities, including the schedules of portfolio investments, of abrdn ETFs” (emphasis added). The Registrant believes the Opinion sufficiently references the Funds’ schedules of portfolio investments as having been consolidated. However, the Registrant notes that the Opinion in the Funds’ current annual report references the “consolidated statements of assets and liabilities, including the consolidated schedules of portfolio investments, of abrdn ETFs” (revision in bold).

Comment 4:	With respect to the Registrant’s Form N-CEN filing, the Registrant’s response to Item B.17 indicates that the Funds’ independent public accountant has changed since the last filing. Please confirm in correspondence whether this response is accurate.

Response:	The Registrant confirms that the response to Item B.17 was incorrect. The Registrant’s independent public accountant had not changed since the previous filing. The Registrant will update the Funds’ next filed Form N-CEN to reflect the Staff’s comment.

March 10, 2023 Page 4

Should you have any questions, please feel free to contact me at (215) 994-2168.

Sincerely,

/s/ Kyle F. Whiteman

Kyle F. Whiteman

cc:	Thomas C. Bogle
Stephanie Capistron
Lucia Sitar, abrdn Inc.
Brian Kordeck, abrdn Inc.